EXHIBIT 10.2

Written Description of Cash Bonus Plan for Executive Officers

On June 15, 2006, the Compensation Committee of the Board of Directors of Casella Waste Systems, Inc. (the “Company”) approved a cash bonus plan for the executive officers of the Company for fiscal 2007 (the “Bonus Plan”). The Bonus Plan provides for the payment of a cash bonus based on the Company’s EBITDA, return on net assets and earnings per share for the fiscal year ending April 30, 2007. An aggregate of 40% of the bonus will be paid upon the achievement of target EBITDA levels; 10% upon the achievement of specific personal goals; 25% will be paid upon the achievement of target earnings per share; and 25% will be paid upon the achievement of target return on net asset levels. A greater or lesser amount may be paid in the event the targets are exceeded or not met.